CONSULTING AGREEMENT

This Consulting Agreement (the "Agreement") is entered into as of the 3 day of June, 2013 by and between Passport Potash, Inc. and its subsidiaries ("Passport" or the "Company") located at 608, 1199 West Pender Street, Vancouver, BC V6E 2R1 and Schlumpberger Inc. (the "Consultant").

STATEMENT OF WORK

Consultant will be retained in the capacity of Chief Operating Officer. As the Chief Operating Officer Consultant will have the responsibilities and authority customary for a Chief Operating Officer of a mining company comparable to Passport in the United States or Canada.

AGREEMENT

In consideration of the foregoing and the mutual promises set forth herein, and intending to be legally bound, the parties hereto agree to the following:

1. **Engagement.** Company hereby engages Consultant and Consultant agrees to render, as an independent contractor, the consulting services described above and other services as may be agreed to in writing by the Company and Consultant from time to time.

2. **Term.** The term of the Agreement will begin on June 3, 2013 and is not for a specified term, and may be terminated with or without cause and with or without notice by Consultant or by the Company at any time for any reason. Any contrary representations or agreements that may have been made to Consultant are superseded by this Agreement. The *at will* nature of this Agreement shall constitute the entire agreement between Consultant and Passport concerning the nature and duration of this Agreement. Although Consultant's job duties, title, compensation and benefits may change over time, the *at will* term of this Agreement with Passport can only be changed in writing signed by Consultant and the President of the Company. No person affiliated with Passport has the authority to enter into any oral agreement that changes the *at will* nature of this Agreement.

3. **Compensation.**
   a) Fee. In consideration of the services to be performed by Consultant, the Company agrees to pay Consultant Fifteen Thousand Dollars ($15,000.00) per month.

   b) Expenses. Consultant shall be entitled to prompt reimbursement for all pre-approved expenses incurred in the performance of his duties.

   c) Stock Options. Consultant will be granted options to purchase 500,000 shares of the Company's common stock, and be eligible to participate in the Company's Stock Option Plan.

   d) Bonus. An annual bonus for each full fiscal year, to be determined by the Compensation Committee (or the Board if there is no Compensation Committee.)

e) Vacation. Consultant shall be entitled to four weeks of vacation per fiscal year.

f) Welfare, Pension and Incentive Benefit Plans. While the Company currently has no plans in place, Consultant shall be eligible to participate in all future pension, retirement, savings and other employee benefit plans and programs maintained from time to time by the Company for the benefit of its executives.

g) Professional Development. The Company will reimburse Consultant for education and professional development expenses related to courses or programs in the natural resources sector up to $10,000 per calendar year. Consultant may take such courses during normal business hours and will not be required to utilize vacation time.

4. **Confidential Information.** In the event Company discloses information to Consultant that Company considers to be secret or proprietary and so notifies Consultant, Consultant agrees to hold the Proprietary Information in confidence and to treat the Proprietary Information with at least the same degree of care and safeguards that Consultant takes with his own proprietary information. Consultant shall use proprietary information only in connection with services under this Agreement.

5. **Representations and Warranties.** Consultant represent and warrants (a) that Consultant has no obligations, legal or otherwise, inconsistent with the terms of this Agreement or with Consultant's undertaking this relationship with the Company; (b) that the performance of the services called for by this Agreement do not and will not violate any applicable law, rule of regulation of any proprietary or other right of any third party; (c) that Consultant will not use in the performance of his responsibilities under this Agreement any confidential information or trade secrets of any other person or entity and (d) that Consultant has not entered into or will enter into any agreement (whether oral or written) in conflict with this Agreement.

6. **Indemnification.** Company and Consultant hereby indemnifies and agrees to defend and hold harmless the other from and against any and all claims, demands and actions, and any liabilities, damages or expenses resulting therefrom, including court costs and reasonable attorney's fees, arising out of or relating to the services performed under this Agreement or the representations and warranties made in connection herewith. The obligations hereunder shall survive the termination, for any reason, of this Agreement.

7. **Entire Agreement.** This Agreement contains the entire understanding and agreement between the parties hereto with respect to it subject matter and supersedes any prior or contemporaneous written or oral agreements, representations or warranties between them respecting the subject matter hereof.

8. **Amendment.** This Agreement may be amended only by a writing signed by Consultant and by a duly authorized representative of the Company.

9. **Assignment.** This Agreement may not be assigned by Consultant.

10. **Compliance with Law.** In connection with his services rendered hereunder, Consultant

agrees to abide by all federal, state and local laws, ordinances and regulations.

11. **Independent Contractor.** The Company and Consultant are independent contractors. Both parties acknowledge and agree that Consultant's engagement hereunder is not exclusive and that either party may provide to, or retain from, others similar such services provided that it does so in a manner that does not otherwise breach this Agreement. Neither party is, nor shall claim to be, a legal agent, representative, partner or employee of the other, and neither shall have the right or authority to contract in the name of the other.

12. **Governing Law.** This Agreement shall be construed in accordance with, and all actions arising hereunder, shall be governed by the laws of the State of Arizona.

IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the date first written above.

Passport Potash, Inc.
608, 1199 West Pender Street
Vancouver, BC V6E 2R1

By: ______________________
Joshua Bleak
President/CEO

Schlumpberger Inc.

By: ______________________
Michael Xavier Schlumpberger
President